FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 5, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1.- Material Event regarding the sale of Telefónica Móvil de Chile S.A. dated July 23, 2004.

Item 1.

Official letter to the Chilean Security Exchange Commission's regarding the sale of Telefónica Móvil de Chile S.A.

Santiago, July 23, 2004

Mr. Superintendente de Valores y Seguros

We inform that on July 23, 2004, Telefónica Móviles S.A. communicated to the Company the approval of the proposal suggested during the Extraordinary Shareholders Meeting to pay the taxes derived from the sale transaction amounting to US$51,000,000.

Additionally, as of that date, the contract to sell the shares of Telefónica Móvil de Chile S.A. to TEM Inversiones Chile Limitada, a subsidiary of Telefónica Móviles S.A., was signed with the following conditions:

  the amount of US$1,057,875, 999 for the value of the shares which will be paid in dollars on July 28, 2004, and the amount of US$161,440,964,893, which will be paid in Chilean pesos on July 28, 2004, and correspond to Telefónica Móvil de Chile S.A.'s debt with Compañía de Telecomunicaciones de Chile S.A. as of July 15 of this year .

Sincerely,

Claudio Muñoz

Chief Excecutive Officer

NAME: Claudio Muñoz Zúñiga

I.D.: 9.618.122-1

SIGNATURE: By:/s/ Claudio Muñoz Zúñiga

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Isabel Margarita Bravo

Name: Isabel Margarita Bravo

Title: Financial Manager